Exhibit (a)(5)(R)

Sun Pharma Completes Acquisition of Concert Pharmaceuticals

•	Acquisition Adds Deuruxolitinib, a Potential Best-in-Class Oral JAK Inhibitor for the Treatment of Alopecia Areata, to Sun Pharma’s Global Dermatology Portfolio

MUMBAI, India and PRINCETON, N.J., March 6, 2023 – Sun Pharmaceutical Industries Limited (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715 (together with its subsidiaries and/or associated companies, “Sun Pharma”)) today announced the successful completion of its acquisition of Concert Pharmaceuticals, Inc., a late-stage clinical biopharmaceutical company that is developing deuruxolitinib, a novel, deuterated, oral JAK1/2 inhibitor, for the potential treatment of adult patients with moderate to severe alopecia areata.

“We are excited to add deuruxolitinib, a late-stage, potential best-in-class treatment for alopecia areata, to our growing global dermatology portfolio and expand our presence in the Boston biotech hub,” said Abhay Gandhi, CEO North America, Sun Pharma. “By bringing together Concert’s talented team with Sun Pharma’s global reach and commercial capabilities, this acquisition is an opportunity to bring deuruxolitinib to market globally and make a meaningful difference to alopecia areata patients around the world.”

Sun Pharma’s tender offer to acquire all outstanding shares of Concert’s common stock for (i) $8.00 per share in cash, subject to any applicable withholding of taxes and without interest (the “Common Cash Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per share (the “Common CVR Amount” and together with the Common Cash Amount, the “Offer Price”), subject to any applicable withholding of taxes and without interest, which represents the contractual right to receive contingent payments of up to $3.50 per share, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones described below prior to December 31, 2029, expired one minute after 11:59 p.m. New York City time on Friday, March 3, 2023. The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of 48,220,511 shares of Concert’s common stock were validly tendered and not withdrawn in the tender offer, which represent approximately 75.2% of the total number of shares of Concert’s outstanding common stock.

Following the acceptance of the tendered shares, Sun Pharma completed the acquisition of Concert through the merger of a wholly owned subsidiary of Sun Pharma with and into Concert in which (i) each share of Concert’s common stock not tendered into the offer (other than shares (a) held in Concert’s treasury, (b) owned by Sun Pharma, any subsidiary of Sun Pharma or any subsidiary of Concert or (c) shares held by Concert stockholders who properly demanded appraisal for their shares under Delaware law) was converted into the right to receive the Offer Price and (ii) each share of Concert’s Series X1 Preferred Stock (other than shares (a) held in Concert’s treasury or (b) shares held by Concert stockholders who properly demanded appraisal for their shares under Delaware law) was converted into the right to receive (1) the Common Cash Amount multiplied by 1,000, in cash, subject to any applicable withholding of taxes and without interest, plus (2) the Common CVR Amount multiplied by 1,000, subject to any applicable withholding of taxes and without interest, which represents the right to receive contingent payments of up to $3.50 per CVR, in cash, in the aggregate, subject to any applicable withholding of taxes and without interest, upon the achievement of certain milestones prior to December 31, 2029. As a result of the merger, Concert became a wholly owned subsidiary of Sun Pharma. The common stock of Concert will no longer be listed for trading on the Nasdaq Global Market.

For additional background on the acquisition, please read the announcement press release here.

About Deuruxolitinib and Alopecia Areata

Deuruxolitinib is an investigational oral selective inhibitor of Janus kinases JAK1 and JAK2. The U.S. Food and Drug Administration recently maintained Breakthrough Therapy designation for deuruxolitinib for the treatment of adult patients with moderate to severe alopecia areata and previously granted Fast Track designation for deuruxolitinib for the treatment of alopecia areata.

Alopecia areata is an autoimmune disease in which the immune system attacks hair follicles, resulting in partial or complete loss of hair on the scalp and body. Alopecia areata may affect up to 2.5% of the United States and global population during their lifetime.1,2,3 The scalp is the most commonly affected area, but any hair-bearing site can be affected alone or together with the scalp. Onset of the disease can occur throughout life and affects both women and men. Alopecia areata can be associated with serious psychological consequences, including anxiety and depression. There are currently limited treatment options available for alopecia areata.

Disclaimer:

Statements in this “Document” describing the Company’s objectives, projections, estimates, expectations, plans or predictions or industry conditions or events may be “forward looking statements” within the meaning of applicable securities laws and regulations. Actual results, performance or achievements could differ materially from those expressed or implied. The Company undertakes no obligation to update or revise forward looking statements to reflect developments or circumstances that arise or to reflect the occurrence of unanticipated developments/circumstances after the date hereof.

References:

1.	Benigno M. A Large Cross-Sectional Survey Study of the Prevalence of Alopecia Areata in the United States, Clinical, Cosmetic and Investigational Dermatology 2020.

2.	Lee HH et al. Epidemiology of alopecia areata, ophiasis, totalis, and universalis: A systematic review and meta-analysis, J Am Acad Dermatol. 2020 Mar; 82(3):675-682.

3.	Fricke et al. Epidemiology and burden of alopecia areata: a systematic review, Clin Cosmet Investig Dermatol. 2015 Jul 24;8:397-403.)

About Sun Pharmaceutical Industries Limited (CIN—L24230GJ1993PLC019050)

Sun Pharma is the world’s fourth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. A vertically integrated business and a skilled team enables it to deliver high-quality products, trusted by customers and patients in over 100 countries across the world, at affordable prices. Its global presence is supported by manufacturing facilities spread across six continents and approved by multiple regulatory agencies, coupled with a multi-cultural workforce comprising over 50 nationalities. Sun Pharma fosters excellence through innovation supported by strong R&D capabilities across multiple R&D centers, with investments of approximately 6% of annual revenues in R&D. For further information, please visit www.sunpharma.com and follow us on Twitter @SunPharma_Live.

Contacts:
Investors:	Media:
Dr. Abhishek Sharma	Gaurav Chugh
Tel + 91 22 4324 4324, Ext 2929	Tel +91 22 4324 4324, Xtn 5373
Tel Direct + 91 22 43242929	Tel Direct +91 22 4324 5373
Mobile + 91 98196 86016	Mobile +91 98104 71414
E mail abhi.sharma@sunpharma.com	E mail gaurav.chugh@sunpharma.com

US Contacts:
Media:
Janet Metz
Tel Direct: 609-389-3044
E mail: janet.metz@sunpharma.com